SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549









                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
              UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED


                             THE LAZARD FUNDS, INC.
                            Exact Name of Registrant



                            NOTIFICATION OF ELECTION


     The Lazard Funds, Inc. (the "Fund"), an open-end investment company registered with the Securities and Exchange Commission (the "Commission") under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby notifies the Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the 1940 Act (the "Rule"). The Fund understands that this election is irrevocable while the Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                    SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the 1940 Act, the Fund has caused this Notification of Election to be duly executed on its behalf in the City of New York and the State of New York on June 9, 1997.

                                      THE LAZARD FUNDS, INC.


                                      By:------------------------------
                                          Herbert W. Gullquist,
                                          President



Attest:
       -------------------------
       William G. Butterly, III,
       Vice President and Secretary